U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                  SEC FILE NUMBER 0-28566


(Check One): [X] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-Q
             [ ] Form N-SAR

        For Period Ended:    DECEMBER 31, 1999

        Transition Report on Form 10-K     Transition Report on Form 10-Q
        Transition Report on Form 20-F     Transition Report on Form N-SAR
        Transition Report on Form 11-K

        For the Transition Period Ended:

           Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

           If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                                     PART I

                             REGISTRANT INFORMATION

    Full Name of Registrant: HENLEY HEALTHCARE, INC. (THE "COMPANY")

    Former Name if Applicable:

                            120 INDUSTRIAL BOULEVARD
            Address of Principal Executive Office (Street and Number)

                          SUGAR LAND, TEXAS 77478-3128

                            City, State and Zip Code

                                     PART II
                            RULES 12B-25 (B) AND (C)

    If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.) [X]

    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

    (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

    State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed).

The completion of financial statements and other disclosures have been delayed pending resolution of certain matters pertaining to the Company. This delay has resulted from changes in internal management personnel during the last three months and the Company has not been able to complete its year-end audit. The Company needs additional time to ensure the completeness and accuracy of all required disclosures.

                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

                 MICHAEL M. BARBOUR      281              276-7000
                 ------------------   -----------    ------------------
                     (Name)           (Area Code)    (Telephone Number)

    (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                             [X] Yes     [ ] No

    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                             [X] Yes     [ ] No

    If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

    EXPLANATION. For the fiscal year ended December 31, 1998, the Company recognized approximately $41,932,000 in net sales from continuing operations and incurred approximately $5,831,000 in net losses.

It is estimated that the Company will recognize approximately $57,427,000 in net sales from continuing operations for the fiscal year ended December 31, 1999, and will incur approximately $4,100,000 to $4,600,000 in net losses for the period.

    The Company experienced significant growth in sales revenue in fiscal 1999 over 1998 due primarily to increased sales from a business acquisition made in May 1998. The Company estimates a decrease in net loss for fiscal 1999 of approximately $1,200,000 to $1,700,00 under the amount reported for fiscal 1998. The estimated decrease in net loss under the prior period is due primarily to reduced operating expenses resulting from the effects of various cost-containment measures undertaken by the Company. Also, in fiscal 1998 the Company recorded several significant non-recurring costs which caused an increase in net loss.

    The Company's existing banking facility expired March 3, 2000, and the Company is currently in negotiations to replace the banking facility with a new financing source. The independent certified public accountants have informed the Company that their auditors' report will include a reference that substantial doubt exists as to the Company's ability to continue as a going concern due to the Company's present financial condition.

                             HENLEY HEALTHCARE, INC.

                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  March 30, 2000                      /S/ MICHAEL M. BARBOUR
                                             Michael M. Barbour,
                                                PRESIDENT AND
                                           CHIEF EXECUTIVE OFFICER

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).